UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Standard Lithium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	2800	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 110, 375 Water Street

Vancouver, British Columbia, Canada V6B 5C6

(604) 409-8154

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	SLI	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Standard Lithium Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements include, but are not limited to, future prices of commodities, the Registrant’s planned exploration and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction pilot plant), commercial opportunities for lithium products, expected results of exploration, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, payments and share issuances pursuant to property agreements, fluctuations in the market for lithium and its derivatives, expected timing of the expenditures, performance of the Registrant’s business and operations, changes in exploration costs and government regulation in Canada and the United States, competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel, changes in commodity prices and exchange rates, currency and interest rate fluctuations and other factors or information. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Registration Statement, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Amended and Restated Annual Information Form for the year ended June 30, 2020, attached hereto as Exhibit 99.60.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.96 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.89 to 99.96, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Amended and Restated Annual Information Form for the fiscal year ended June 30, 2020, attached hereto as Exhibit 99.60.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3628.

CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2020, information with respect to the Registrant’s known contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Property Payment Obligations	12,050,000	1,300,000	3,250,000	5,000,000	2,500,000
LANXESS Convertible Loan Obligation	3,750,000	—	—	3,750,000	—

Total	15,800,000	1,300,000	3,250,000	8,750,000	2,500,000	(2)

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Technical Report dated August 1, 2019

99.2	News Release dated August 6, 2019

99.3	News Release dated August 22, 2019

99.4	News Release dated September 3, 2019

99.5	News Release dated September 16, 2019

99.6	News Release dated October 15, 2019

99.7	Consolidated Financial Statements of Standard Lithium Ltd. for the year ended June 30, 2019 and six months ended June 30, 2018

99.8	Management’s Discussion and Analysis of Standard Lithium Ltd. for the year ended June 30, 2019

99.9	Certification of Annual Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of annual financial statements and annual MD&A by CFO dated October 25, 2019

99.10	Certification of Annual Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of annual financial statements and annual MD&A by CEO dated October 25, 2019

99.11	News Release dated October 30, 2019

99.12	Material Change Report dated October 30, 2019

99.13	Condensed Consolidated Interim Financial Statements of Standard Lithium Ltd. for the three months ended September 30, 2019 and 2018

99.14	Management’s Discussion and Analysis of Standard Lithium Ltd. for the three months ended September 30, 2019

99.15	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CFO dated November 27, 2019

99.16	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated November 27, 2019

99.17	News Release dated December 2, 2019

99.18	Voting Instruction Form of Standard Lithium Ltd. for Annual General and Special Meeting to be held on December 30, 2019

99.19	Notice of Annual General and Special Meeting of Standard Lithium Ltd. to be held on December 30, 2019

99.20	Standard Lithium Ltd. Management Information Circular dated November 26, 2019

99.21	Form of Proxy of Standard Lithium Ltd. for the Annual General and Special Meeting to be held on December 30, 2019

99.22	Annual Information Form of Standard Lithium Ltd. for the fiscal year ended June 30, 2019

99.23	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Standard Lithium Ltd. by CFO dated January 10, 2020

99.24	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Standard Lithium Ltd. by CEO dated January 10, 2020

99.25	News Release dated January 30, 2020

Exhibit	Description

99.26	News Release dated February 4, 2020

99.27	News Release dated February 21, 2020

99.28	Report of Exempt Distribution of Standard Lithium Ltd. dated February 27, 2020

99.29	Condensed Consolidated Interim Financial Statements of Standard Lithium Ltd. for the six months ended December 31, 2019 and 2018

99.30	Management’s Discussion and Analysis of Standard Lithium Ltd. for the six months ended December 31, 2019

99.31	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CFO dated February 28, 2020

99.32	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated February 28, 2020

99.33	News Release dated March 9, 2020

99.34	News Release dated March 30, 2020

99.35	Amended and Restated Annual Information Form of Standard Lithium Ltd. amending and restating the Annual Information Form dated January 10, 2020 for the fiscal year ended June 30, 2019

99.36	Certification of Refiled Annual Filings of Standard Lithium Ltd. by CFO dated May 6, 2020

99.37	Certification of Refiled Annual Filings of Standard Lithium Ltd. by CEO dated May 6, 2020

99.38	News Release dated May 19, 2020

99.39	News Release dated May 25, 2020

99.40	Condensed Consolidated Interim Financial Statements of Standard Lithium Ltd. for the nine months ended March 31, 2020 and 2019

99.41	Management’s Discussion and Analysis of Standard Lithium Ltd. for the nine months ended March 31, 2020

99.42	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CFO dated May 29, 2020

99.43	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated May 29, 2020

99.44	News Release dated June 5, 2020

99.45	News Release dated June 10, 2020

99.46	News Release dated July 15, 2020

99.47	News Release dated September 9, 2020

99.48	News Release dated September 21, 2020

99.49	Consolidated Financial Statements of Standard Lithium Ltd. for the year ended June 30, 2020 and 2019

99.50	Management’s Discussion and Analysis of Standard Lithium Ltd. for the year ended June 30, 2020

99.51	Certification of Annual Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of annual financial statements and annual MD&A by CFO dated October 27, 2020

99.52	Certification of Annual Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of annual financial statements and annual MD&A by CEO dated October 27, 2020

99.53	News Release dated October 27, 2020

Exhibit	Description

99.54	Annual Information Form of Standard Lithium Ltd. for the fiscal year ended June 30, 2020

99.55	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Standard Lithium Ltd. by CFO dated November 27, 2020

99.56	Certification of Annual Filings in Connection with Voluntarily Filed AIF of Standard Lithium Ltd. by CEO dated November 27, 2020

99.57	Condensed Consolidated Interim Financial Statements of Standard Lithium Ltd. for the three months ended September 30, 2020 and 2019

99.58	Management’s Discussion and Analysis of Standard Lithium Ltd. for the three months ended September 30, 2020

99.59	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CFO dated November 27, 2020

99.60	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated November 27, 2020

99.61	Amended and Restated Annual Information Form of Standard Lithium Ltd. amending and restating the Annual Information Form dated November 27, 2020 for the fiscal year ended June 30, 2020

99.62	Certification of Refiled Annual Filings of Standard Lithium Ltd. by CFO dated December 2, 2020

99.63	Certification of Refiled Annual Filings of Standard Lithium Ltd. by CEO dated December 2, 2020

99.64	News Release dated December 2, 2020

99.65	News Release dated December 3, 2020

99.66	News Release dated December 8, 2020

99.67	Voting Instruction Form of Standard Lithium Ltd. for Annual General and Special Meeting to be held on December 30, 2020

99.68	Notice of Annual General and Special Meeting of Standard Lithium Ltd. to be held on December 30, 2020

99.69	Standard Lithium Ltd. Management Information Circular dated November 25, 2020

99.70	Form of Proxy of Standard Lithium Ltd. for the Annual General and Special Meeting to be held on December 30, 2020

99.71	Material Change Report dated December 11, 2020

99.72	Agency Agreement dated December 14, 2020

99.73	News Release dated December 18, 2020

99.74	News Release dated January 18, 2021

99.75	News Release dated February 3, 2021

99.76	Condensed Consolidated Interim Financial Statements of Standard Lithium Ltd. for the six months ended December 31, 2020 and 2019

99.77	Management’s Discussion and Analysis of Standard Lithium Ltd. for the six months ended December 31, 2020

99.78	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CFO dated February 21, 2021

99.79	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated February 25, 2021

Exhibit	Description

99.80	News Release dated March 1, 2021

99.81	News Release dated March 12, 2021

99.82	News Release dated April 5, 2021

99.83	News Release dated May 17, 2021

99.84	Condensed Consolidated Interim Financial Statements of Standard Lithium Ltd. for the nine months ended March 31, 2021 and 2020

99.85	Management’s Discussion and Analysis of Standard Lithium Ltd. for the nine months ended March 31, 2021

99.86	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CFO dated May 26, 2021

99.87	Certification of Interim Filings Venture Issuer Basic Certificate of Standard Lithium Ltd. in connection with filing of interim financial statements and interim MD&A by CEO dated May 26, 2021

99.88	News Release dated June 14, 2021

99.89	Consent of Manning Elliott LLP

99.90	Consent of Ron Molnar

99.91	Consent of Roy Eccles

99.92	Consent of Kaush Rakhit

99.93	Consent of Steve Ross

99.94	Consent of Marek Dworzanowski

99.95	Consent of William Feyerabend

99.96	Consent of Reza Eshani

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.

	By:	/s/ Robert Mintak
Name: Robert Mintak
Date: June 30, 2021		Title: CEO and Director